

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2016

Carissa L. Rodeheaver
Chief Executive Officer
First United Corporation
19 South Second Street
Oakland, Maryland 21550

>   **Re: First United Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 9, 2016**
>   **File No. 000-14237**

Dear Mrs. Rodeheaver:

   We have reviewed your November 22, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Securities, page 40

1. We note your response to comment 1. Please address the following:

  - Tell us how you considered the guidance in ASC 845-10-15-4(b) which scopes out transfers of nonmonetary assets solely between entities or persons under common control, such as between a parent and its subsidiaries, from ASC 845.
  - Tell us how you considered the guidance in ASC 805-50-30-5 in assessing whether the transfer of the pooled trust preferred securities (TRUPs) from the Bank to the Parent

company represented a transaction between entities under common control requiring transfer at their carrying amounts of the transferring entity.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief